Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

The following message was sent to PartnerRe employees on June 1, 2015:

From: David Zwiener
Subject: PartnerRe and AXIS Merger Update

Dear PartnerRe and AXIS Colleagues,

We would like to update you on a number of important milestones that have been achieved in relation to the AXIS Capital and PartnerRe merger.

We are pleased to announce that we filed an amended registration statement (“Form S-4”), containing our joint proxy and prospectus for the amalgamation agreement, with the SEC earlier today.

The SEC has confirmed to us that they do not intend to review the S-4 filing. We can therefore go “effective” immediately and proceed to our respective shareholder meetings on July 24, 2015. This, together with the anti-trust clearance we received from the European Commission on May 26, is great news as it brings the transaction closer to completion.

We have also filed a joint investor presentation outlining the significant strategic and financial benefits of the merger between our two companies. This presentation will be used in a series of shareholder meetings with Albert and Jean-Paul Montupet starting this week.

You can access the presentation, proxy materials and other merger-related materials on a new dedicated shareholder website at: www.partnerre-valuecreation.com or on AXIS Capital’s investor site at www.investor.axiscapital.com.

Additionally, this week there will be a round of joint media interviews with us and Jean-Paul that will likely generate further interest in the merger. The first of these – an interview with Reuters – is published today.

The resolve of the AXIS and PartnerRe boards has never been stronger. The AXIS-PartnerRe combination will create a formidable leader in the re/insurance industry that will deliver superior value to all stakeholders, including exciting new career opportunities for our employees. The board of each company is urging all shareholders to vote “YES” for the merger agreement at the July 24, 2015 special shareholder meetings.

All of this indicates we are making solid progress. We thank all those who have been involved in these efforts and in the ongoing work to integrate our companies as we look forward to taking the final steps to achieving our vision for our combined companies.

David Zwiener	Albert Benchimol
Interim CEO	President and CEO
PartnerRe Ltd.	AXIS Capital

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”).  In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.  Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its

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Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014.  Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

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•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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